EXHIBIT 99.1

Vizsla Silver Mails Management Information Circular in Connection with Special Meeting to Approve Spinout of Vizsla Royalties

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, May 22, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") has filed the management information circular (the "Circular") and related meeting materials in connection with the special meeting of shareholders (the "Meeting") to be held on June 17, 2024 at 10:00 a.m. (PST) at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia. The board of directors of the Company set May 13, 2024 as the record date for determining the shareholders entitled to receive notice and vote at the Meeting.

The purpose of the Meeting is to seek approval of the previously announced spinout by way of a plan of arrangement (the "Arrangement") between Vizsla Silver and Vizsla Royalties Corp. ("Spinco"), whereby the owners of common shares of Vizsla Silver (each a "Vizsla Silver Share") are entitled to receive one-third of a common share of Spinco (the "Spinco Shares") and one-third of a common share purchase warrant of Spinco (the "Spinco Warrants") for each Vizsla Silver Share held immediately prior to the closing of the Arrangement. Each full Spinco Warrant will entitle the holder thereof to purchase one Spinco Share at an exercise price of $0.05 per share for a period expiring on the earlier of: (i) 120 days after the date the Spinco Shares and Spinco Warrants are listed on the TSX Venture Exchange (the "TSXV"); and (ii) December 31, 2025.

The Arrangement will require approval by at least two-thirds (66.6%) of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting. Vizsla Silver has obtained an interim order of the Supreme Court of British Columbia (the "Court"). Subject to approval by the Vizsla Silver shareholders, Vizsla Silver will seek a final order from the Court approving the Arrangement. The Company anticipates the Arrangement to close on or about June 24, 2024, and it is expected that shareholders of record on June 21, 2024 will be entitled to receive spinout shares.

Mailing of the management information circular and related meeting materials has commenced and shareholders should receive them shortly. All of the meeting materials can be downloaded from Vizsla Silver's website at https://vizslasilvercorp.ca and also from the Company's profile on SEDAR+ at www.sedarplus.ca.

The deadline for returning proxies for the Meeting is June 15, 2024 at 10:00 a.m. (PST).

This announcement is for informational purposes only and does not constitute a solicitation or a proxy.

Post-Arrangement Matters

Immediately after completion of the Arrangement, shareholders of Vizsla Silver are expected to hold approximately 45% of the issued and outstanding Spinco Shares, while Vizsla Silver will retain the remaining approximately 55%.

Spinco has made an application to list the Spinco Shares and Spinco Warrants on the TSXV. There is no guarantee when, or if, such listings will be completed. Such listings will be subject to Spinco fulfilling all of the listing requirements of the TSXV.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following (collectively, the "Post-Closing Steps"): (a) the parties will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco,  (c) Spinco will exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% net smelter returns royalty on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires any a mineral property within a two-kilometer boundary around the Panuco Project, it must offer Spinco a net smelter returns royalty on such mineral property to Spinco on terms proposed by Vizsla Silver.

The foregoing discussion of the Arrangement and the Post-Closing Steps is intended to provide a general summary only. Shareholders are encouraged to read the Circular in its entirety.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5 hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on de-risking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements relating to: timing, structure and completion of the Arrangement; the terms of the Arrangement; the Post-Closing Steps; and exploration, development, and production at Panuco.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-mails-management-information-circular-in-connection-with-special-meeting-to-approve-spinout-of-vizsla-royalties-302153460.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/22/c8931.html

%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 18:30e 22-MAY-24